FORM 4

[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instructions 1(b).


                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

_______________________________________________________________________________
1. Name and Address of Reporting Person

   Roepke             Susan              E
-----------------------------------------------------
   (Last)            (First)            (Middle)

1228 Westloop #351
-----------------------------------------------------
                     (Street)

Manhattan               KS               66502
-----------------------------------------------------
   (City)               (State)         (Zip)

_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol

  MNB Bancshares, Inc.  MNBB

_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)



_______________________________________________________________________________
4. Statement for Month/Year

   November, 1999

_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)



_______________________________________________________________________________
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ] 10% Owner
   [x] Director
   [ ] Officer (give title below)
   [ ] Other (specify below)


   --------------------------------------------------

   --------------------------------------------------

_______________________________________________________________________________

                    TABLE I--Non-Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned
----------------------------------------------------------------------------
--------------------------------------------

          1.                2.           3.                     4.
---------------------    --------    ----------   ------------------------------


                         Trans-      Trans-          Securities Acquired (A)
                         action      action          or Disposed of (D)
                         Date        Code            (Instr. 3, 4 and 5)
Title of                 (Month/     (Instr. 8)   ----------------------------
Security                  Day/       ----------     Amount    (A) or    Price
(Instr. 3)                Year)      Code   V                   (D)

---------------------    --------    ----  ----   -----------  ------  ---------
Common Stock     8/16/99(2)           A    V     3,798           A
Common Stock     8/16/99(2)(3)        A    V       154           A
Common Stock     8/1/99(2)            A    V       127           A
Common Stock     4/99(4)              A    V     1,104.64        A
Common Stock     11/5/99              P    V       750           A   10.25
Common Stock     11/5/99              P    V       300           A   10.625
Common Stock     11/5/99(3)           P    V       100           A   10.25


     5.(2)        6.          7.
-----------   ----------  ----------
Amount of     Owner-
Securities    ship
Beneficially  Form:
Owned at      Direct      Nature of
End of        (D) or      Indirect
Month         Indirect    Beneficial
(Instr.       (I)         Ownership
3 and 4)      (Instr. 4)  (Instr. 4)
   (6)
-----------   ----------  ----------
79,775         D
 3,638         I      By Spouse
 2,676         I      (5)
 8,752.69      I      ESOP
   750         I      IRA
 3,638         I      By Spouse
 3,638         I      By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

                     TABLE II--Derivative Securities Acquired, Disposed
                     of, or Beneficially Owned (e.g. puts, calls,
                     warrants, options, convertible securities)
---------------------------------------------------------------------
---------------------------------------------------------

1.        2.       3.        4.        5.            6.
--------  -------- --------  --------  ----------    ------------
Title of  Conver-  Trans-    Trans-     Number of    Date Exer-
Deriva-   sion or  action    action     Derivative   cisable and
tive      Exercise Date      Code       Securities   Expiration
Security           (Month/   (Instr.8)  Acquired (A) Date (Month/
(Instr.3)          Day/Year)            or Disposed  Day/Year)
                                        of (D)
                                        (Instr. 3,4  --------------
                              --------   ----------  Date     Date
                                                     Exercis- Expir-
                                                     able     ation
                             Code  V   (A)   (D)
--------- -------- --------  ---- ---  ----  ----    -------  -----
CS         3.7311   8/16/99   J(2)  V   848   (6)             01/05/03

 7.             8.        9.         10.       11.
-------------  ------   ----------  --------- ----------
Title and      Price    Number of    Ownership Nature of
Amount of      of       Derivative   Form of   Indirect
Underlying     Deriv-   Securities   Deriv-    Benefi-
Securities     ative    Benefi-      ative     cial
Instr. 3       Secur-   cially       Security: Owner-
and 4)         ity      Owned at     Direct(D) ship
-------------- (Instr.5)End of       or Indir- (Instr.4)
       Amount           Month        ect (I)
       or               (Instr.4)    (Instr.4)
       number
Title  of Shares
-----  ------   ------  ----------  --------  ----------
 CS     848              17,822         D







Explanation of Responses:

1.  Of Issuer's and issuer's wholly-owned subsidiary, Security National Bank.
2.  Shares received from 5% stock dividend paid August 6, 1999.
3. Reporting Person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or any other purpose.
4. ESOP allocations for 1998, including shares received from 5% stock dividends August 10, 1998, notification letter from administrator dated April 1999.
5.  Co-Trustee of Living Trust of Georgia Ellen Schrenk Trust dated 6/14/96.
6. Grant of option under MNB Bancshares, Inc. 1992 Stock Option Plan, approved May 17, 1993, exercisable in annual 20% increments beginning January 5, 1994, the first anniversary of the grant.



               /s/ Susan E. Roepke                           12/10/99
              ----------------------------------------     --------------------
               ** Signature of Reporting Person                    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.



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